CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED MAR. 31, 2015		FOR THE TWELVE MONTHS ENDED DEC. 31, 2014
Earnings from continuing operations	$28,605		$154,316
Income taxes	18,359		76,974
Earnings from continuing operations before income taxes	$46,964		$231,290
Fixed charges:
Interest	$19,450		$73,140
Amortization of debt expense, premium, net	773		3,113
Portion of rentals representative of an interest factor	125		489
Interest of capitalized lease	100		488
Total fixed charges	$20,448		$77,230
Earnings from continuing operations before income taxes	$46,964		$231,290
Plus: total fixed charges from above	20,448		77,230
Plus: amortization of capitalized interest	128		447
Earnings from continuing operations before income taxes and fixed charges	$67,540		$308,967
Ratio of earnings to fixed charges	3.30	X	4.00	X